**EXHIBIT 3.1**

Article IX, Section 1 of the Bylaws of Cleco Corporation has been amended to read as follows:

Section l.    Stock Certificates.    The shares of capital stock of the Corporation may be represented by certificates in such form as may be approved by the board of directors, which certificates shall be signed by the chief executive officer, the president or one of the vice presidents of the Corporation and also by the secretary or an assistant secretary, or the treasurer or an assistant treasurer.  Such certificates shall have affixed an impression of the seal of the Corporation.  Where such certificates are countersigned by a transfer agent and by a registrar, both of which may be the same institution, the signatures of such officers and the seal of the Corporation thereon may be facsimiles, engraved or printed.  If an officer of the Corporation who shall have signed a certificate of capital stock, or whose facsimile signature has been affixed for such purpose, shall cease to be such officer of the Corporation before the stock certificate so signed shall have been issued by the Corporation, such stock certificate may nevertheless be issued and delivered with the same force and effect as though the person who signed such certificate or whose facsimile signature has been affixed for such purpose had not ceased to be such officer of the Corporation.  Notwithstanding the foregoing regarding share certificates, officers of the Corporation may provide that some or all of any or all classes or series of the Corporation's capital stock may be uncertificated shares.

Article IX, Section 3 of the Bylaws of Cleco Corporation has been amended to read as follows:

Section 3.    Transfer of Shares.    The shares of capital stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates, if such shares are represented by certificates, shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock or transfer books and ledgers, or to such other person as the board of directors may designate, by whom they shall be canceled.  New stock certificates or uncertificated shares may thereupon be issued, representing the shares so transferred.  A record shall be made of each transfer.